                                                                     EXHIBIT 6.3

                                  AMENDMENT TO
                     PURCHASE AND SOFTWARE LICENSE AGREEMENT

This Amendment, dated October 1, 1999, (the "Amendment") amends and supplements the Purchase and Software License Agreement, dated July 27, 1998 (the "Original Agreement"), by and between Food Services of America, Inc., a Delaware Corporation located at 4025 Delridge Way, S.W., Suite 400, Seattle, Washington 98106 ("FSA"), and SureQuest Systems, Inc. a Nevada Corporation located at 13606 TI Blvd., Dallas, TX 75243 ("SureQuest").

         WHEREAS, the Original Agreement recited that FSA would provide SureQuest's Service Bureau to at least ___________________ accounts and SureQuest's pricing, in the Original Agreement, for the Service Bureau business was based on this commitment; and

         WHEREAS, FSA was actually only able to provide SureQuest's Service Bureau to approximately ________________ accounts; and

         WHEREAS, FSA and SureQuest agree that SureQuest will waive FSA's inability to provide the Service Bureau to ____________________ accounts, if FSA agrees to acquire additional software licenses in each of the next three (3) years.

         NOW, THEREFORE, in consideration of the mutual promises and undertakings herein after set forth, FSA and SureQuest hereby agree as follows:

Section 1. The term "Agreement" as used in the Original Agreement is hereby amended to mean the Original Agreement, as amended and supplemented by this Amendment. All other capitalized terms used in this Amendment shall have the meanings ascribed to them in the Original Agreement.

Section 2. The paragraph entitled "Additional licenses" on page 5 of the Original Agreement is hereby amended in its entirety to read as follows:

         "Additional Licenses:
         FSA hereby agrees as follows:

         (a) To acquire, on or before October 15, 1999, twenty-five (25) licenses of the FirstLink Software at a license fee of ______________ _________________________________ per license, for a Total Purchase
         Price of _________________________________________, plus taxes, if applicable, subject to the following terms:

                  Terms: FSA agrees to wire transfer or send a check in the amount of ________________________________________ to be applied to the Total Purchase Price, such that the funds are received by SureQuest on or before October 15, 1999. FSA further agrees to pay the remaining balance of the Total Purchase Price, ____________________________________, plus taxes, if applicable, such that the funds are received by SureQuest on or before January 5, 2000.

(b) FSA further agrees to acquire additional licenses of the FirstLink Software at a license fee of ________________________________________________ per
license, plus taxes, if applicable, as follows:

       Placement Year       Minimum Commitment        Required Payment Date
       --------------      ---------------------      ---------------------
       10/15/00-10/14/01    30 FirstLink Systems            10/15/00
       10/15/01-10/14/02    30 FirstLink Systems            10/15/01
       10/15/02-10/14/03    30 FirstLink Systems            10/15/02

FSA may acquire the above licenses, one or more at a time, and payment shall be made in accordance with the Original Agreement for each such acquisition; provided, however, that full payment shall have been made and received by SureQuest for each year's commitment no later than the Required Payment Date (as defined above). FSA shall endeavor to place in operation, during the Placement Year subsequent to the required Payment Date, the licenses acquired and paid for by such Required Payment Date. If FSA acquires more than ___________ FirstLink Software systems prior to the Required Payment Date of each year, the acquisition price for each system in excess of ___________ shall be _____ _______________________________________________, equal to a ___ percent (___)
discount off the ______ license price.

If FSA does not acquire all ___________ additional licenses by the Required Payment Date of each year, the failure to do so shall not constitute a default under the Original Agreement but, because of that failure, the license fee of the FirstLink Software for that year's commitment shall increase to SureQuest's then retail "list" price for the Three Squares(R) product (currently, the retail list price is _______________________________________________________________
for the non-select menu Three Squares(R) product and ____________________ _______________________________________ for the select menu Three Squares(R)
product). To the extent that FSA did acquire some licenses for ______________ _____________________________________, but did not acquire all ___________
licenses in such Acquisition Year to retain the ________________________________ ___________________ price, FSA shall pay to SureQuest, no later than the applicable Required Payment Date, the difference between the _________________ _________________________________ license fee and SureQuest's then retail list price, at October 1 of the appropriate year, for each license so acquired at the ____________________________________________________ price.

Furthermore, if FSA does not acquire all ___________ licenses by the Required Payment Date, then FSA agrees as follows: (i) that FSA shall pay to SureQuest __________________________________________ for ___________________ Service
Bureau accounts even if FSA does not have ___________________ Service Bureau account customers. Any amounts paid by FSA to SureQuest for Service Bureau Services pursuant to Section 8 of the Original Agreement shall be included in this amount, as the intent of this provision is to have FSA pay for three not acquire all of the additional software licenses committed to above; and (ii) that SureQuest shall no longer be required to support and maintain the FirstLink Software as a private label product and that all software systems acquired by FSA as FirstLink shall be converted to SureQuest's Three Squares(R) software product and SureQuest shall support and maintain the Three Squares(R) product as it did the FirstLink Software".


Section 3. The paragraph entitled "Software Support" on page 6 of the Original Agreement is hereby amended in its entirety to read as follows:

         "Software Support. SureQuest agrees to provide, for all licenses acquired by FSA pursuant to this Agreement, software support for FSA and/or FSA customers, including semi-annual database updates for each Branch, upgrades (as available from time to time) and technical support pursuant to a toll free line. The cost to have these services available (even if some are not actually used) is ______________________________
         ______ per month per license acquired; provided that this monthly price is conditioned on FSA's customers having the appropriate hardware and dataline (see Section 10 below). The charge for these services shall commence in the month following the date of acquisition and shall be payable on or before the tenth (10th) day of that and every succeeding month during the Term (as defined in Section 15); provided, however, that for the additional licenses acquired by FSA pursuant to Section 2 of this Amendment, FSA shall pay the above support fee as follows:

         (a) for each license acquired pursuant to subparagraph (a) of Section 2 above, FSA shall commence payment of the support fees as each FirstLink Software is placed in operation with an FSA customer but in any event the support fees for all ________________ licenses so acquired shall commence on March 1, 2000 and be payable on the first of every succeeding month thereafter during the Term even if all such ________________ licenses are not placed in operation with an FSA customer.

         (b) for each license acquired pursuant to subparagraph (b) of Section 2 above, FSA shall commence payment of the support fees in the month following the date that each FirstLink Software is placed in operation with an FSA customer and such support fees for such "placed" Software shall be payable on or before the tenth (10th) day of that and every succeeding month during the Term. If all ___________ licenses are not acquired by FSA the October 15 of the Acquisition Year or if all such ___________ licenses are so acquired but not all ___________ are placed in operation with an FSA customer by March 1 of the succeeding Acquisition Year, FSA shall nevertheless commence payment of the support fees on all ___________ licenses on March 1 of the succeeding Acquisition Year, just as if all such licenses had been acquired or placed in operation by that date.


Section 4. The first two sentences in the paragraph entitled "Existing Accounts" in Section 8 of the Original Agreement are hereby amended in their entirety to read as follows:

         "Existing Accounts. FSA has at least ________ , _________ food service customers which could be benefit from SureQuest's Service Bureau. FSA agrees to provide, as a value-added service and for the duration of the Agreement, the Service Bureau to at least __________________ (_____________ ) accounts."

Section 5. All other provisions of the Original Agreement shall continue in full force and effect.

         IN WITNESS WHEREOF the parties hereto have caused this Amendment to be duty executed by their respective officers, who are duty authorized, as of the date first written above.


         FOOD SERVICES OF AMERICA, INC.               SUREQUEST SYSTEMS, INC.

         By: /s/ DOUGLAS HUTTENSTINE                  By: /s/ C. SCOTT SYKES JR
            ----------------------------                 -----------------------

             Douglas Huttenstine                           C. Scott Sykes Jr
            ----------------------------                 -----------------------
               Name                                         Name

             V.P Business Development                       President
            ----------------------------                 -----------------------
               Title                                        Title

SUREQUEST SYSTEMS, INC.
                                                                          [LOGO]


================================================================================


                               PURCHASE & SOFTWARE
                                LICENSE AGREEMENT

                                  PREPARED FOR


================================================================================

                                FOOD SERVICES OF
                                  AMERICA, INC.


--------------------------------------------------------------------------------

                     PURCHASE AND SOFTWARE LICENSE AGREEMENT


         This Purchase and Software License Agreement (the "Agreement") is entered into this 27th day of July 1998, by and between Food Services of America, Inc., a Delaware Corporation located at 4025 Delridge Way, S.W., Suite 400, Seattle, Washington 98106 ("FSA"), and SureQuest Systems, Inc, a Nevada Corporation located at 13606 Floyd Rd., Dallas, TX 75243 ("SureQuest").

         WHEREAS, SureQuest has acquired the assets and business of Positive Input, Inc, a Michigan corporation (now known as PIC of Michigan, Inc.) (such assets and business so acquired by SureQuest is herein known as "PIC"); and

         WHEREAS, PIC has developed, and SureQuest has acquired, a nutrition management software program known generally as "Three Squares(R)"; and

         WHEREAS, SureQuest, prior to the acquisition of PIC, also provided and still provides a nutrition management software program and provides a leading menu service; and

         WHEREAS, FSA desires to offer various levels of nutrition management software programs and menu services for use by FSA customers as a value-added service and desires to license the Software defined below.

         NOW, THEREFORE, in consideration of the mutual promises and undertakings hereinafter set forth, FSA and SureQuest do hereby agree as follows:

         Section 1. Definitions. Unless specifically stated otherwise, for the purposes of this Agreement, the following terms shall be defined as follows:

         Branch. Branch means one of the FSA geographic service areas generally known as, and containing the current territories as set forth on
         Schedule 1. The parties understand that FSA may have a geographic service area, that while not designated as a Branch, may receive, and be billed for, Software and Service Bureau services under this Agreement but will not have separate menus or data bases.

         PIC Software. The PIC Software which is the subject of this Agreement includes the single-user versions of the "Non-Select Menu Management Module" and the "Inventory/Purchase Control Module", which are components of PIC's Three Squares(R) food service nutrition management software program, whether sold under Three Squares(R) or another name.

         SureQuest Software. The SureQuest Software, which is the subject of this Agreement, includes the single-user version of SurePref(TM) and SureMenu(TM) with Nourishments.

         Software. Software means, collectively, the PIC Software and the SureQuest Software.

         SureQuest. SureQuest means, collectively, the (i) SureQuest organization as it existed before and continues after the acquisition of PIC and (ii) the assets, business and personnel of PIC which has been acquired by SureQuest.

         Service Bureau. The Service Bureau is the SureQuest menu service provided prior to the acquisition of PIC. (Service Bureau may factor in mutually agreed on features from PIC Service Bureau.)

         Licensed Materials. Licensed Materials shall mean the User's Manual and such other documentation as is generally provided, in written and electronic medium, by SureQuest for use with the Software and the Service Bureau.

         Maintenance. Changes to the Software that SureQuest deems necessary to maintain and enhance its performance and "fixes" that FSA identifies.

         Section 2. Summary of Business Relationships. FSA and SureQuest hereby enter into a five (5) year business relationship, which shall be deemed to begin July 27, 1998 and continue through and including July 26, 2003, unless terminated earlier as provided below (See Section 15). FSA agrees to pay SureQuest a one-time license fee of _______________________________________
__________, less _______________________________________ previously paid to PIC, for the development of a private label software product and certain other services and benefits (See Section 3). FSA also agrees to purchase licenses for ___________ copies of the PIC Software at a discounted price and further agrees to purchase an additional ___________ licenses at a further discounted price as set forth below during the Term of this Agreement (see Section 4). In addition, SureQuest has agreed to provide two (2) levels of its SureQuest Software pursuant to a monthly payment arrangement (see Section 5) and to provide several different levels of its Service Bureau to certain of FSA's Branches (See Section
8). Also included in this Agreement are technical support, maintenance, data base management, training and, to the extent requested by FSA, custom programming.

         Section 3. FirstLink and Other Services. At the time of execution and delivery of this Agreement (the "Closing"), FSA shall pay to SureQuest, by either corporate check or wire transfer, a one time license fee of ___________ ______________________________________, less _____________________________
_________ previously paid to PIC, for a net amount due at Closing of ___________
__________________________ ("FirstLink License Fee"). The payment of this amount entitles FSA to receive, and SureQuest hereby agrees to provide, the following:

         FirstLink. SureQuest shall license, on a non-exclusive basis, the PIC Three Squares(R) program to be used by FSA as a private label product under the name FirstLink (the "FirstLink Software"). FSA shall have the right to place "FirstLink" with its food service customers and the placement by FSA of the FirstLink product shall be called the "Signature Level". The private labeling of the Three Squares(R) software and Licensed Materials to become the FirstLink Program shall be completed within thirty (30) days of the Closing and shall contain the features of the PIC Software. The name FirstLink shall be owned by FSA. FSA agrees that no other software program or service bureau which competes with the Software or Service Bureau shall be given the name FirstLink.

         ServiceLink. SureQuest also agrees to provide the interface between the FirstLink Software and FSA's ServiceLink direct order program ("ServiceLink") provided that FSA acts as the intermediary and obtains SPS's (owner of ServiceLink) requirements, and all other technical information required, to provide the interface with FirstLink. After receiving all of the necessary information, SureQuest agrees to complete the interface within ninety (90) days.

         National Scope. Except as provided in this Agreement, FSA may use the FirstLink Software and offer Service Bureau services, without additional charges or limitations, anywhere in the United States.

         Database Development. SureQuest agrees to create and maintain the databases for each Branch by entering FSA food item codes, menu designs and diet types. Each of the existing FSA Branches can specify to SureQuest the item codes it wants in the database for the customers in that Branch. The above payment of the FirstLink License Fee covers providing the database input services for these existing Branches. Additional Branches will be charged the following for these database services: either (i) a one-time payment at the beginning of the services of _____________________________ per Branch or (ii) a one-time payment at the beginning of the services of _________________________ __________________________ and ___________________________________
         ______ per month per Branch. FSA agrees to provide, and SureQuest's duties are subject to receiving, the information needed by SureQuest to create these databases in accordance with a time schedule to be agreed to by FSA and SureQuest.

                  Demonstration Software. As provided in Section 4 below, FSA will purchase licenses to use the PIC Software for use by FSA customers. Subsequent to this initial purchase, SureQuest shall provide to each of the eight (8) FSA Health Care Specialists a "full use" copy of the FirstLink Software for demonstration, testing and back-up purposes. (As long as Health Care Specialists are trained, no support fees will be charged for Health Care Specialist's "full use" license.)

                  Upon the request of FSA, SureQuest shall also provide FSA with one (1) "full use" copy of the FirstLink Software (with limited FSA database information) to be used by Branch Sales Managers and qualified prospective FSA customers evaluating the FirstLink product (the "Evaluation Demo"). This Evaluation Demo shall have a thirty (30) day expiration built-in and shall not be duplicated by FSA.

         Marketing Plans/Materials. FSA and SureQuest will co-develop a marketing plan for the Software and Service Bureau. The parties will agree within thirty (30) days after the Closing and outline the schedule for developing this plan, to include responsibilities and time deadlines. The beginning of this planning program will start at the three (3) day training program referenced in Section 6 below.

                 SureQuest will assist FSA in developing marketing materials for the FirstLink program, to include customer mailings, a quarterly newsletter, and a computer based slide presentation for use by the FSA sales force and their customers. The parties will agree within thirty
         (30) days after the Closing to develop the plan for producing these marketing materials, to include responsibilities and time schedules; provided, however, that the FirstLink License Fee mentioned above shall include the cost of one mailing by SureQuest to all FSA's targeted healthcare customers and for SureQuest's developing the quarterly newsletter.

         Food/Trade Shows. SureQuest agrees that SureQuest personnel will be available to attend one (1) FSA Food Show or healthcare show per year for each Branch and to attend the annual Regional Trade Shows in order to explain/support the FirstLink product and the Service Bureau services. FSA agrees to give SureQuest at least ninety (90) days prior written notice of any such Food or Trade Shows. FSA further agrees to reimburse, within ten (10) days after invoice, SureQuest's out of pocket reasonable costs for travel, hotel and Fifty Dollars ($50) per diem per person for attending these shows.

         Monthly Billings. For the payment of the FirstLink License Fee, FSA shall be entitled to receive the SureQuest Software and Service Bureau pursuance to a monthly billing arrangement set forth in Sections 5 and 8 below.

         Section 4. Acquisition of PIC Software Licenses.

         Required Licenses. Simultaneously with the execution and delivery of this Agreement, FSA purchases, and SureQuest licenses to FSA, ______ ____ individual user licenses for the PIC Software, to be used as the FirstLink Software, at a fee of ______________________________________
         ___________ per license, for a total license fee of _______________
         ____________________ plus taxes, if applicable. (This price includes second day shipping. The cost of expedited one-day shipping will be borne by FSA.) Heretofore, FSA has acquired from PIC, five (5) licenses (the "Prior Licenses") for the PIC Software which have not been designated the

         FirstLink Software but which shall be credited towards the __________ required licenses, leaving a remaining ____________ to be acquired at the time of Closing. Therefore, at Closing, FSA shall pay SureQuest ___________________________________________________ plus taxes, if applicable. SureQuest shall private label the five (5) prior licenses FSA has previously acquired by December 31, 1998 as FirstLink products.

         Additional Licenses. FSA hereby agrees to acquire, on or before January 1, 2000, an additional ___________ licenses, one or more at a time, of the FirstLink Software at a license fee of ___________________________ ________________________ per license plus taxes. If FSA acquires all of these twenty (20) additional licenses by January 1, 2000, FSA shall have the right to acquire all subsequent licenses for the duration of this Agreement for __________________________________________________
         per license. If FSA does not acquire all of these ___________________ additional licenses by January 1, 2000, the failure to do so shall not constitute a default under this Agreement but, because of that failure, the license fee of the FirstLink Software shall increase to SureQuest's then retail "list" price for the Three Squares(R) product (currently, the retail list price is _____________________________________________
         ___________________) and, to the extent that FSA did acquire some licenses for _________________________________________________, but did
         not acquire all ___________ licenses to retain the ____________________ ______________________________ price, FSA shall pay to SureQuest, no later than January 15, 2000, the difference between the _______________ __________________________________ license fee and SureQuest's then retail list price, at January 1, 2000, for each license so acquired at the _________________________________________________ fee.

         FSA may also acquire the license to acquire the select menu program for the PIC Software when FSA also acquires one of the licenses mentioned in one of the two (2) immediately preceding paragraphs. The acquisition price for this select menu program is _________________________________
         per copy (which is in addition to the license fee mentioned in one for the two immediately preceding paragraphs) and, when so acquired, the name of this select menu product shall be "FirstLinkSelect."

         If, during the Term of this Agreement, FSA acquires __________________ PIC and/or SureQuest Software licenses (which may include, and are not in addition to the __________ PIC Software licenses mentioned in the preceding paragraphs), SureQuest agrees to pay FSA, within thirty (30) days after the Term of this Agreement as set forth in Section 15, ___________________________________ and, in that event and if the parties agree to extend the Term of this Agreement, then FSA shall have the right to acquire additional PIC Software licenses for the duration of the extended Agreement for ________________________________________
         ________________________ per license.

         Licensed Materials. Each license acquired shall include one (1) copy of the Licensed Material. Additional manuals may be purchased for ________ ______________________ each.

         Software Support. SureQuest agrees to provide, for all licenses acquired by FSA pursuant to this Agreement, software support for FSA and/or FSA customers, including semi-annual database updates for each Branch, upgrades (as available from time to time) and technical support pursuant to a toll free line. The cost to have these services available (even if some are not actually used) is _______________________________
         ______ per month per license acquired; provided that this monthly price is conditioned on FSA's customers having the appropriate hardware and dataline (see Section 10 below). The charge for these services shall commence in the month following the date of acquisition and shall be payable on or before the tenth (10th) day of that and every succeeding month during the Term (as defined in Section 15.

         Relocated Software. If FSA relocates the FirstLink Software from one site to a different customer's site, FSA shall so notify SureQuest and SureQuest shall provide FSA a new install disk at ___________________ _____ per disk and new Licensed Materials for _______________________
         ______ per manual. This fee for new install disks and manuals may increase, from time to time, if SureQuest increases these fees for other SureQuest client's for replacement software or additional manuals. The new install disk will contain the latest databases. Before SureQuest will provide the new disk and manual, FSA agrees to return to SureQuest the superceded program disk and manual and the security device (dongle) applicable to that software program.

         Section 5. SureQuest Software. In addition to the acquisition of PIC licenses, FSA shall also have the right to license certain levels of the DOS-based SureQuest Software as follows (the "SureQuest Licenses"):

         SurePref(TM) with Nourishments. For _________________________ per month per license, FSA can acquire the license to use SureQuest SurePref(TM) with Nourishments program. This is a Tray Ticket printing program (non-selective) with Service Bureau menus for FSA pre-loaded, nourishment labels, computerized resident/patient cardex and production sheets (the program does not include the nutritional diet spread sheets). This will be called the "Pride Level". The use of the software still requires any level of the Service Bureau to meet Government requirements.

         SureMenu(TM) with Nourishments. For _____________________________
         ______ per month per license, FSA can acquire the license to use SureQuest's SureMenu(TM) with Nourishments. This is a select or non-select Menu printing program with

         Service Bureau menus for FSA pre-loaded, computerized, resident/patient cardex, nourishment control and pre-prep and production sheets. This will be called the "Elite Level". The use of this software still requires any level of the Service Bureau to meet Government requirements.

         Miscellaneous. The SureQuest Software mentioned above will not be a private label product for FSA and the above monthly charges will include software technical support from SureQuest for FSA and/or FSA customers (via a toll free line). Billing will be on the first of the month after installation and invoices will be payable within ten (10) days of receipt of invoice.

         Section 6. Training. SureQuest shall provide a three (3) day training program on the PIC Software and on the SureQuest Software and Service Bureau for FSA corporate staff and each FSA Branch's Health Care Specialist or their respective designees to begin on July 28, 1998 at SureQuest's corporate headquarters in Dallas, Texas. FSA agrees to pay SureQuest, within ten (10) days of receipt of an invoice, ________________________________ for this three (3)
day training program. SureQuest also agrees to provide special training programs, at least twice a year, for the FSA Branch's Health Care Specialists and for the FSA field sales force at a time and place to be agreed upon. SureQuest also agrees to provide additional training programs for either FSA personnel or for clients of FSA on the Software operations. The cost of any of this training will be ___________________________ a day plus reimbursement for reasonable out of pocket travel, lodging and ______________________ per diem per person. These costs shall be paid by FSA within ten (10) days of receipt of an invoice.

         Section 7. Custom Programming. Upon the written agreement of FSA and SureQuest, SureQuest shall perform custom software programming for FSA. In this event, the parties shall develop, and agree upon, a work plan, time schedule and estimated budget for any custom programming. SureQuest's charges for any custom programming shall be _________________________ per hour (subject to increases). SureQuest agrees to a fifteen percent (15%) cap on budget overrides. Custom programming expenses will be billed by SureQuest as incurred, and each invoice shall be paid by FSA within ten (10) days after receipt of each invoice.

         Section 8. Menu Service Bureau.

         Existing Accounts. FSA currently has at least ___________________ food service customers which could benefit from SureQuest's Service Bureau. FSA agrees to provide, as a value-added service and for the duration of the Agreement, the Service Bureau to at least ___________________ of these accounts. FSA further agrees that the Service Bureau shall be the only service of its kind offered by FSA to its clients during the term of this Agreement except where otherwise required of FSA by a customer.

         Service Bureau Options. SureQuest agrees to provide FSA several options on the level of Service Bureau service as follows:

                 Base Level -- This level of service is described on Schedule 2. This service is priced at _________________________________
                 ________ a month per FSA customer site.

                 Secondary Level -- This level is described on Schedule 2 and is priced at __________________________________ per month FSA customer site.

                 Custom Level -- This level is described on Schedule 2 and is priced at _____________________________________ per month per
                 FSA customer site.

         Payments. The invoices for the appropriate level of Service Bureau shall be mailed monthly on the first of the month preceding the month in which installation is scheduled (and on the first of the month for each month thereafter) to the appropriate FSA Branch and will be based on the number of FSA clients using the different levels of service. Billing for FSA's accounts which use the Fall/Winter menu cycle will begin on September 1, 1998 for installation in October, 1998. Billing for FSA's accounts which use the Winter/Spring menu cycle will begin on December 1, 1998 for installation in January, 1999. FSA agrees to pay all such invoices within ten (10) days of the receipt of the invoice.

         Section 9. License.

         All licenses for the Software, the Licensed Materials and other software discussed herein (the "Licensed Property") are non-exclusive, single user licenses and are limited to be used only with FSA food service customers. This Agreement does not create in FSA any ownership or title rights to the Licensed Property. FSA further agrees not to network multiple users on a single licensed software. Subject to receiving SureQuest's prior written approval, FSA shall have the right to sublicense others to use, consistent with this Agreement, the Licensed Property for their intended purpose of providing Healthcare facilities with computer assisted menu management, nutrition information and patient tracking. FSA shall only have the right to use as many copies of the Licensed Property as are covered by the license fees paid hereunder. FSA hereby agrees to use exclusively the Software with FSA customers who request these services and FSA shall not use SureQuest's competitors' software, except where required by a FSA customer.

         Section 10. Hardware and Data Line.

         In order for FSA and FSA's customers to receive full benefit from, and to allow SureQuest to provide the appropriate software support, it is necessary that FSA and its customers have appropriate hardware and dedicated data lines.
Schedule 3 lists the appropriate hardware and back-up and printer specifications and UPS requirements which are currently necessary for the PIC Software. The parties agree that hardware specifications may change in the future to accommodate updated software and that FSA and its customers may have to upgrade hardware in these instances. Also, FSA and each FSA customer shall have a dedicated, direct modem line for the computers.

         Section 11. Customer/User list.

         In order to allow SureQuest to know which FSA customers are entitled to support pursuant to this Agreement, FSA shall initially provide to SureQuest a complete list of its customers (by FSA Branch, with addresses, contact person, phone numbers, etc.) that are currently using and are going to use the PIC Software, the SureQuest Software and/or the Service Bureau. SureQuest shall maintain the list and provide it to FSA monthly for FSA to update it and make it current as FSA customers are added or deleted from one or more of these programs. The parties agree to develop a system to correct any discrepancies between the information in the FSA and SureQuest files.

         Section 12. Representations and Warranties.

WARRANTIES and REPRESENTATIONS of SUREQUEST

         a) SureQuest warrants and represents that SureQuest is the lawful owner of the Software, and that it has full power and authority to license the Software to FSA and that the Software is free and clear of all liens and encumbrances.

         b) SureQuest warrants and represents the Software does not infringe upon any patent, copyright, license, trade secret or other proprietary right of any third party. In the event the Software is adjudicated to be in violation of the above non-infringement warranty or is enjoined as a result of a suit based on any claim of infringement, SureQuest at its own expense will:

                 i) Negotiate a license or other agreement with the claimant so that the Software is no longer subject to the injunction.

                 ii) Replace the infringing components of the Software with compatible, non-infringing components of equal or better performance and quality subject to the approval of FSA.

                 iii) Modify the Software so that it becomes non-infringing without materially affecting the performance or usability of the Software.

                 iv) Procure a license for FSA that allows FSA continued use of the Software without additional expense to FSA. Payments by SureQuest to procure such license could include: license fee(s); royalties, attorney's fees and other related costs. If SureQuest, in a good faith effort, determines that none of the above options are practical, then FSA will return the Software to SureQuest within three (3) months of FSA's receipt of such determination. SureQuest, upon receipt of the Software, will refund to FSA all license fees paid by FSA less depreciation at the rate of fifteen percent (15%) per year based upon the date the Software license was first acquired by FSA.

                 v) SureQuest will indemnify FSA, its directors, officers, and employees from and against any claims or damages awarded against FSA which result from the actual infringement by SureQuest of any such patent, copyright, license, trade secret or other proprietary right of any third party. Indemnification of FSA by SureQuest is subject to the following conditions:

                          o FSA must promptly notify SureQuest in writing of any such claim, or significant threat thereof;

                          o FSA must give SureQuest the right to control the defense of all such claims, lawsuits, and other proceedings;

                          o FSA will not settle any such claim, lawsuit, or proceeding without SureQuest's prior written approval.

         c) SureQuest represents that it is implementing a program to make the Software year 2000 compliant by July 1, 1999. Specifically, this means that the Software will continue to operate correctly at least through 2070. It will perform all date-related arithmetic and logical operations correctly, including operations which cross the century boundary, sort date-related information in correct chronological order, correctly recognize the year 2000 as a "leap-year", and store internal, date-related information (including all interim date-related results) in a manner that is unambiguous as to century.

         d) SureQuest warrants and represents FSA will have quiet and peaceful enjoyment of the use of the Software for the duration of this Agreement until and unless this Agreement is properly and lawfully terminated, ended, or otherwise declared ineffective, as specified herein.

         e) SureQuest warrants the Software will conform to published specifications and documentation (e.g. user and technical manuals) and to be free from defects in materials or manufacture under normal use for a period of 90 days from the date of receipt of the Software by FSA. Programs found to have a defect in the medial or that do not comply with published specifications will be fixed and provided at no extra charge to FSA.

         f) SureQuest agrees to offer Software support subsequent to the warranty period pursuant to Section 4 above.


         SureQuest warrants for ninety (90) days that the Software will perform in accordance with the written documentation and specifications of the SureQuest software programs as presented to FSA. Should any of the Software delivered to FSA not function during this period in accordance with the documentation and specifications, after written notice to SureQuest and reasonable opportunity for SureQuest to correct nonconformance, FSA shall be entitled to a refund of any and all money paid to SureQuest with respect to the non-conforming Software, and this Agreement with respect to the non-conforming Software (but not as to any other part of the Agreement) shall terminate. Any demand for refund pursuant to this Section must be received in writing by SureQuest within six (6) months from the time when the opportunity to correct the nonconformance has expired.

SureQuest does not make any representation or warranty that the Software as delivered to FSA or to an FSA customer fulfills any particular State's nutritional or operational requirements. Each individual customer of FSA which uses the Software is responsible for advising FSA and SureQuest of its State's nutritional requirements so that this information can be loaded by SureQuest into the database for the facilities in that State. Each FSA customer is also responsible to advise in writing FSA and SureQuest of (i) the necessary updates of data to ensure that the Software remains in compliance with said customer's State's nutritional and/or operational standards and (ii) any other special nutritional information or needs. FSA agrees to advise its customers of these obligations.

If any modifications are made without written authorization of SureQuest to the Software by either FSA or a customer of FSA during the warranty period, this warranty shall immediately terminate. Modifications for difficulties or defects traceable to FSA's or FSA's customer's errors or systems changes shall be billed at SureQuest's standard time and materials charges.

         Section 13. Proprietary Information.

Non-Disclosure. Without the other party's prior written consent, and then only to the extent reasonably necessary for each to perform its obligations under this Agreement, neither party shall, directly or indirectly, furnish or disclose to any person or entity or use in any way for its or any third party's benefit any proprietary or confidential information of the other, except information which may:

                  (a) be required to be disclosed or divulged by law or regulation, or

                  (b) become part of the public domain, except by an act or omission of the disclosing party, or

                  (c) be received by either party from a third party having legal right to transmit same to such recipient.

Restriction. FSA shall not copy, reverse engineer, decompile or disassemble the Software, or copy or reproduce the Licensed Materials accompanying the Software or Service Bureau without SureQuest's written consent. FSA agrees to take appropriate and reasonable actions to prevent the use of the Software on more computers than have paid-up licenses.

Reservation. Nothing in this Agreement shall be construed to grant either party any rights with respect to the other's copyrights, trademarks, trade names, service marks, or other intellectual property except the narrowest such rights necessary for each to perform its obligations hereunder.

Intellectual Property Notices. FSA will ensure that all copyright, patent, proprietary and trade secret notices of SureQuest or PIC will remain on the Software in any form and on all Licensed Materials.

Remedy for Breach. Each party acknowledges that compliance with the restrictive covenants contained in this section are necessary to protect the other's substantial investment in proprietary information. Each party recognizes the irreparable harm and continual damage that would result from a breach of these covenants for which money damages may not be adequate. In the event either party breaches, threatens to breach or willfully violates any of the covenants contained herein, the other shall be entitled to any legal or equitable relief available, including, without limitation, specific performance, immediate preliminary and/or permanent injunctive relief, and money damages insofar as they can be determined.

         This Section shall survive termination of this Agreement

         Section 14. Mediation and Indemnification.

Mediation. If any claim arising out of this Agreement (other than a claim for injunctive relief which shall not be covered by this provision) cannot be settled by the parties, such claim shall be settled by mediation, in a neutral geographic location. The parties shall mutually agree on this geographic location and a mediator. To the extent they cannot agree on the location or the mediator, each party shall name a mediator and these two mediators shall choose a third mediator. Decisions (including the decision on the neutral geographic location) will be made by a majority of the three mediators hearing the claim or dispute. The parties shall bear their own costs and fees, and shall each pay one-half (1/2) of any mediator's fees.

Indemnification and Hold Harmless. FSA shall indemnify and hold SureQuest and its shareholders, directors, officers, agents and employees harmless from any and all claims; causes of action, loss, damage, costs and expenses, judgments, orders, civil and criminal penalties, forfeitures and assessments arising from or related to (i) the failure of FSA to perform as required by this Agreement; or (ii) any services rendered by FSA or any employee of FSA pursuant to this Agreement.

SureQuest shall indemnify and hold FSA and its shareholders, directors, officers, agents and employees harmless from any and all claims, causes of action, loss, damage, costs and expenses, judgments, orders, civil and criminal penalties, forfeitures and assessments arising from or related to (i) the failure of SureQuest to perform as required by this Agreement; or (ii) any services rendered by SureQuest or any employee of SureQuest pursuant to this Agreement.

Attorney's Fees. In the event of the commencement of suit to enforce any of the terms or conditions of this Agreement, prevailing party's attorney fees will be paid by the nonprevailing party.

         Section 15. Term. This Agreement shall be for a five (5) year term commencing on July 27, 1998 and continuing through and including July 26, 2003. At the termination of this Agreement, FSA shall continue to have the right to use the same number of FirstLink Software licenses which were acquired prior to the termination of this Agreement, upon payment to SureQuest of a monthly maintenance fee to be agreed to in writing, at that time, between FSA and SureQuest. The parties shall also agree in writing for the period after the termination of the Agreement on the terms and costs of any software updates, technical support and other appropriate matters, including access to the SureQuest Software and the Service Bureau.

         SECTION 16. LIMITATION OF DAMAGES. FOR ANY BREACH OR DEFAULT BY SUREQUEST IN CONNECTION WITH THIS AGREEMENT, EVEN FOR A BREACH OF FUNDAMENTAL CONDITION, FSA'S EXCLUSIVE REMEDY SHALL BE PAYMENT BY SUREQUEST OF FSA'S DAMAGES TO A MAXIMUM AMOUNT EQUAL TO THE AMOUNT PAID BY FSA UNDER THIS AGREEMENT.

IN NO EVENT SHALL SUREQUEST'S LIABILITY FOR DAMAGES EXCEED THE AMOUNT PAID BY FSA UNDER THIS AGREEMENT. IN NO EVENT SHALL SUREQUEST BE LIABLE FOR ANY SPECIAL, INDIRECT OR CONSEQUENTIAL DAMAGES OF ANY NATURE WHATSOEVER, INCLUDING, BUT NOT LIMITED TO, LOST PROFITS, LOST DATA, LOSS OF COMPUTER TIME, FAILURE TO ATTAIN ONE OR MANY OBJECTIVES (ECONOMICAL OR OTHER).

         Section 17. Assignment/Transfers Prohibited.

         Except as may be otherwise provided herein, this Agreement may not be assigned nor may any of the rights and obligations of the parties under the terms of this Agreement, including the license rights, be assigned, subcontracted or otherwise transferred. Any such assignment, subcontract or other transfer shall be null and void, ab initio.

         Section 18. Notices.

         All notices and other communications provided for in this Agreement shall be in writing and shall be deemed to have been given or made when sent by certified mail, return receipt requested, as follows:


         If to FSA, addressed to:                Food Services of America, Inc.
                                                 4025 Delridge Way, S.W., Suite 400
                                                 Seattle, WA 98106
                                                 Attn:    JoAnne Weldon, R.D., C.D.

         If to SureQuest or PIC, addressed to:   SureQuest Systems, Inc.
                                                 13606 Floyd Rd.
                                                 Dallas, TX 75243
                                                 Attn:   Kent Chapman, COO

         Section 19. Severability.

         Each provision of this Agreement shall be construed in such a manner as to give such provision the fullest force and effect permissible at law or in equity. To the extent that any provision herein, or part thereof, is held to be unenforceable or invalid by court of competent jurisdiction, such unenforceability or invalidity shall not affect the enforceability or validity of the remaining provisions of this Agreement which shall remain in full force and effect, nor shall such unenforceability or invalidity render such provision inapplicable to other facts in the context of which such provision or part thereof, would be held legally enforceable or valid.

         Section 20. Waiver or Modification.

         It is agreed that no waiver or modification of this Agreement or of any covenant, condition or limitation herein contained shall be valid unless made in writing and duly executed by the party to be charged therewith.

         No waiver by either of the parties of any breach by the other party or of compliance with any condition or provision of this Agreement shall be deemed to be a waiver of any other provisions or conditions of this Agreement or of any further breach or non-compliance so waived.

         Section 21. Default and Termination. This Agreement and any rights granted hereunder can be terminated as follows:

                  (a)  by the mutual written consent of the parties hereto; or

                  (b) if either party fails to perform its obligations as set out in this Agreement and such failure to perform is not corrected within thirty (30) days after written notification of such failure from the other, this Agreement may be terminated upon thirty (30) days written notice of termination to the defaulting party.

Any such termination of this Agreement shall be without prejudice to any other remedies which either party may have against the other arising out of each breach or default and shall not affect any rights or obligations of either party arising under this Agreement prior to such termination.

          Section 22. Governing Law.

          The parties hereto agree that it is their intention and covenant that this Agreement and the mutual and respective performance thereof and all litigation and special proceedings hereunder be construed in accordance with and under and pursuant to the laws of the State of Texas and that in any action, special proceeding or other proceeding that may be brought arising out of; in connection with, or by reason of this Agreement, the laws of the State of Texas shall be applicable and shall govern to the exclusion of the law of any other forum, without regard to the jurisdiction in which any action or special proceeding may be instituted.

         Section 23. Miscellaneous.

Software Title/Governmental Fees. SureQuest retains title and all ownership rights to the PIC and SureQuest Software, the FirstLink Software (other than the name) and all other software described herein. FSA agrees to pay all fees and taxes imposed by the federal, state or local government regarding the use, possession or ownership of its license thereof.

Technical Support Availability. In order to provide timely technical support, SureQuest personnel will be available 24 hours a day, seven days a week, via toll free line. This toll free line will be manned from Monday to Friday, excluding holidays (New Years Day, Memorial Day, July 4th, Labor Day, Thanksgiving Day and Christmas Day) during the hours of 8:00 a.m. through 6:00 p.m. Central Time. At all other days and times, such personnel will be available via pager. Response time to a page will not exceed thirty (30) minutes in order to assess if situation is "critical" in nature. Response to non-critical "downs" will be less than ten (10) hours.

Users Changing Food Distributors. If an FSA customer no longer qualifies for FSA delivery services and FSA retrieves the Software from this customer, FSA agrees that the data relating to that customer continues to be the property of that institution and SureQuest may continue to do business with that institution for either Software or Service Bureau service, or both, and, if the institution agrees, to have access to that institution's data. SureQuest agrees that if it continues in a business relationship with a former customer of FSA, SureQuest will not give that customer the FirstLink product nor will that institution have the favorable pricing set forth herein for FSA customers. FSA data, menus, items and prices could be replaced in the customer's system with the installation of the Three Squares Software.

Payment Terms. Payments due SureQuest or PIC pursuant to Section 3 (Food/Trade Shows), Section 4 (Software Support), Section 5 (Miscellaneous), Section 6 (Training), Section 7 (Custom Programming) and Section 8 (Payments) of this Agreement which are not received on time are subject to and will be assessed late charges equal to one and one half (1.5%) percent per month calculated daily from the date of invoice. Failure to make timely payment for the SureQuest Software or for the Service Bureau services may result, in SureQuest's sole discretion, in terminating such services without violating this Agreement. SureQuest agrees, however, not to terminate such services unless it shall have first given written notice to FSA of the default in payment and full payment (including any late charges) is not made within ten (10) days from the date of such notice.

Force Majeure. Neither party to this Agreement shall be liable to the other for failure to perform its part of this Agreement, when such failure is due to a breakdown of transportation, explosion, storm, fire, flood, war, riot, civil disorder, vandalism, sabotage, labor dispute, Act of God or any other cause beyond the control of the parties of this Agreement.

US Government Restricted Rights. The Software and License Materials are provided with RESTRICTED RIGHTS. Use, duplication or disclosure by the Government is subject to restrictions as set forth in subparagraph (c)(1)(ii) of The Rights in Technical Data and Computer Software clause at 48 CFR {252.227-7013. Contractor/manufacturer is SureQuest Systems, Inc., 13606 Floyd Road, Dallas, Texas 75243.

Sales Incentives. The parties agree that it is in their mutual best interest to place as many Software programs and Service Bureau services with FSA customers. To this extent, the parties agree that SureQuest can develop appropriate incentives for FSA's Health Care Specialists and FSA sales force to market, promote and place as many Software programs and Service Bureau services as possible with FSA customers with FSA Branch Sales Manager's coordination and approval.

Promotional Material. FSA and SureQuest may make reference to the other party and to this business relationship in promotional material, press releases, disclosure documents and other appropriate documents provided that the other party reviews and approves such references prior to the dissemination thereof except as otherwise required by law.

Entire Agreement. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter and supersedes all other contemporaneous Agreements between the parties in connection with the subject matter. No supplement shall be binding, unless executed in writing by the parties to this Agreement. Further, this Agreement shall be binding upon FSA and SureQuest and shall inure to the benefit of FSA and SureQuest and to their respective heirs, successors and assigns provided, however, the term "assigns" shall not be deemed to permit an assignment of this Agreement except as expressly provided herein.

Captions. The captions of this Agreement are for convenience of reference only and shall not define or limit any of the terms or provisions hereof.

Mutual Duties and Obligations. The parties agree that, upon the request of the other, each shall promptly execute, swear to, acknowledge under oath and/or deliver such further documents and instruments, information and other further assurances and promptly perform further acts as may be necessary, appropriate or incidental to carry out the intent and purpose of this Agreement.

         IN WITNESS WHEREOF, the parties hereto caused this Agreement to be duly executed by their respective officers, thereunto duly authorized, as of the date first above written.


  FOOD SERVICES OF AMERICA, INC.              SUREQUEST SYSTEMS, INC.


  By: /s/ [ILLEGIBLE]                           By: /s/ [ILLEGIBLE]
     --------------------------------              -----------------------------

  Title: V.P. Business Development              Title: Chairman
        -----------------------------                 --------------------------

                                   SCHEDULE 2



MENU SERVICES - A packet of information in `hard-copy' form consisting of Week-at-a-Glance summaries/Posting Menus, Daily Diet spreadsheets, a per Patient Day Generic Costing summary, a Generic Production Spreadsheet, a Grocery List/Purchase Guide based on one of the eight item code databases, Quantified Recipes, and daily, weekly and cycle Nutritional Analysis with weekly average values compared to average RDA's is provided twice-per-year on either a Spring/Summer, Fall/Winter cycle or a Summer/Fall, Winter/Spring cycle. (Two master menus per cycle(s) are maintained.)


BASE LEVEL - Packet is based on one of two Regional four (4) or five (5) week cycle `base' menus established/altered by FSA at cycle change, but not alterable by FSA's customers or by FSA at other times. FSA establishes a set of Therapeutic Diets and a set of Quantification Levels for each of the two Regional Base Menus.


SECONDARY LEVEL - Packet is based on one of two Regional four (4) or five (5) week cycle menus established/altered by FSA's at cycle change customers may make reasonable changes to the menus to `personalize' the content to match facility needs, change up to five (5) of the established Therapeutic Diets, and select up to three Recipe Quantification levels at cycle change time.


CUSTOM LEVEL - Packet is based on one of two Regional four (4) or five (5) week cycle menus established/altered by FSA or may be based on customer developed menus. Menus may be altered/changed at no additional charge on a monthly basis and will be sent directly to the FSA client site by the first of the month before the month of usage.


CORPORATE MENUS - Corporate Customers may have their own menus and diet requirements. These are available and will need to be handled on a case-by-case basis.


HOLIDAY AND THEME MEALS - A meal menu with quantified recipes, but not including nutritional or therapeutic analysis or spreadsheets, for up to twelve
(12) specific meals per year.